EX-99.B-77D(a)

                      WADDELL & REED ADVISORS FUNDS, INC.

SUB-ITEM 77D(a):  Policies with respect to security investments:

SUPPLEMENT TO THE PROSPECTUS

Waddell & Reed Advisors Funds, Inc. Bond Fund

The following information replaces the second paragraph in the disclosure regarding the investment strategies of Waddell & Reed Advisors Funds, Inc. Bond Fund in the section entitled "The Investment Principles of the Funds-- Investment Goals, Principal Strategies and Other Investments:"

     The Fund will, under normal market conditions, invest at least 80% of its net assets in bonds, including corporate bonds and securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

To be attached to the cover page of the Prospectus of:

     Waddell & Reed Advisors Funds
     Fixed Income and Money Market Funds
     Dated December 28, 2001

This Supplement is dated July 31, 2002.